Exhibit 99.1

FOR IMMEDIATE RELEASE	June 21, 2006

NOVA Chemicals announces inadvertent production stoppage at
Ontario ethylene facility

Pittsburgh, PA - NOVA Chemicals Corporation (NYSE, TSX: NCX) today announced a temporary production interruption at its Corunna, Ontario, manufacturing facility. The interruption was the result of the inadvertent activation of a process shutdown switch, apparently caused by a contractor employee installing structural steel platforms. The facility sustained only minor damage during the shutdown and the company expects to be back in full production within two weeks.

As a result of the shutdown, the company has declared Force Majeure on propylene, crude C4’s and other pipeline-delivered co-products. The Force Majeure is expected to remain in place until the plant returns to normal operating rates and inventory levels. The outage and associated loss of sales is expected to reduce second-quarter net income by approximately U.S. $8 million with an additional third-quarter impact of up to U.S. $3 million. This incident is unrelated to the extended outage in late 2005 and early 2006.

NOVA Chemicals produces commodity plastics and chemicals that are essential to everyday life. Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship. Company shares are traded on the Toronto and New York stock exchanges as NCX.

Media inquiries, please contact:

Greg Wilkinson — Vice President, Public Affairs

Tel: 412.490.4166

E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chris Bezaire — Vice President, Investor Relations

Tel: 412.490.5070

E-mail: chris.bezaire@novachem.com

Forward-Looking Information

The information in this news release contains forward-looking statements, including the statements that NOVA Chemicals expects its Corunna, Ontario manufacturing facility to be back in full production within two weeks and that the loss of sales is expected to reduce second quarter net income by approximately U.S. $8 million with an additional third-quarter impact of up to U.S. $3 million. By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking statements include: starting up and operating facilities; uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; the impact of competition; uncertainties associated with the North American, South American, European, and Asian economies and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals. NOVA Chemicals’ forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.